Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

March 13, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On February 21, 2019, the Registrant received comments from Mr. Keith Gregory of the Staff regarding Post-Effective Amendment No. 176 (the “Amendment”) to the Registrant’s registration statement on Form N-1A relating to the BrandywineGLOBAL – Global Opportunities Bond Fund (USD Hedged) (the “Fund”), as filed with the Commission on January 7, 2019. The following is a summary of the comments received from Mr. Gregory and the Trust’s response on behalf of the Fund.

1.           Comment: Please confirm that all service agent specific waivers and reductions are reflected in the Appendix to the Registration Statement. Please refer to IM Guidance Update No. 2016-06.

Response: The Registrant hereby confirms that all service agent specific waivers and reductions are reflected in the Appendix to the Prospectus.

2.           Comment: In the second paragraph under “Fees and expenses of the fund,” please delete the reference to “financial intermediaries that have entered into an agreement with LMIS” here and throughout the prospectus since sales charge waivers and reductions for each intermediary or service agent should either be reflected in the prospectus or an appendix to the prospectus.

Response: As noted in Comment 1 above, all service agent specific waivers and reductions are reflected in the Appendix to the Prospectus. The language that is identified for deletion is part of the definition of the term “Service Agents” and generally defines a Service Agent to include “financial intermediaries that have entered into an agreement with LMIS.” The language is a reference to standard broker-dealer or service agent agreements that LMIS maintains with selling financial intermediaries, and does not reference any form of special agreement involving waivers or reductions. Because financial intermediaries may include many different types of financial entities that may have an agreement with LMIS, we believe the definition is accurate and have therefore not made the requested change.

3.           Comment: In footnote 7 to the fee table, your recapture language indicates that amounts may be waived and or reimbursed to a class within three years after the fiscal year. Please revise that language to indicate that the recapture should be within three years from the date of the waiver or expense reimbursement, rather than three years after the fiscal year.

Response: This disclosure is consistent with the disclosure contained in the audited financial statements and the language contained in the expense recapture policy approved by the Fund’s Board. Therefore, we have not made the requested change. We understand that it is the staff’s position that to the extent the recoupment period is greater than three years, that the recoupment may become more “probable than not” and a liability must be recorded. The Registrant has conducted a FAS 5 analysis and concluded that a liability is not necessary and the Registrant’s auditor has agreed with this conclusion. The Registrant notes that FASB ASC 946-20-25-4 states that a liability for expense recapture plans should be recognized if, and to the extent that, the expense limitation agreement’s established terms for repayment of the waived expenses and the circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements, and the criteria in FASB ASC 450-20-25-2. The Registrant confirms that the preceding criteria have not been met. Further, the Registrant confirms that in accordance with FASB ASC 946-20-50-6, the existence of reimbursement agreements and the carryover of excess expenses potentially reimbursable to the adviser but not recorded as a liability are disclosed in the Notes to Financial Statements.

4.           Comment: In the last line of footnote 7 to the fee table, after the word “exceeding,” please include a parenthetical stating “after giving effect to the amount recouped.”

Response: Footnote 7 currently states that “The manager is permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the manager earned the fee or incurred the expense if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.” We believe that the existing language is clear that no amount may be recouped that would cause the expenses to be in excess of the fee cap. Therefore, we have declined to make the proposed revision.

5.           Comment: In the language under the “Example” please indicate that fee waivers and expense reimbursements are reflected only in the one year figures or as long as the waiver is expected to continue.

Response: We respectfully decline to make the requested change. We note that we do not believe such a change is required by Form N-1A, and in fact may be contrary to the purposes of providing information to investors in a concise and understandable format. In particular, Form N-1A provides for very specific wording for the narrative introduction to the Expense Example as provided below.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Instruction 1(d) further states: “Include the narrative explanations in the order indicated. A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” At the time of adoption of the current form, much of the goal of the Form N-1A amendments was to make the information concise and in “plain English” for the average investor. Therefore, it is telling that the Form provides specific instructions as to how to include the waiver for purposes of calculation of the Example, but does not require any specific disclosure about the treatment of the waiver in the narrative introduction to the Expense Example. One could conclude that at the time of adoption of the Form, it was believed that this additional level of detail was not necessary, and could in fact make the information more difficult to understand for the average investor.

6.           Comment: Under “Principal investment strategies,” please disclose any sectors, countries or industries in which the Fund would principally invest including any related principal risk factors.

Response: The Fund is a global fund, and invests broadly among different sectors, countries or industries. The Fund is designed to be a “clone” of the existing BrandywineGLOBAL – Global Opportunities Bond Fund, except that the currency exposure of the Fund will be hedged against the U.S. dollar. As of December 31, 2018, the existing BrandywineGLOBAL – Global Opportunities Bond Fund’s annual report discloses the following country exposures: United States 41.2%, Mexico 12.8%, Malaysia 6.8%, Poland 6.1%, United Kingdom 6.1%, South Africa 6.0%, Australia 5.6%, Brazil 5.1%, Indonesia 4.0%, Colombia 2.8%, Germany 1.8%, and Spain 0.8%. As of December 31, 2018, U.S. Government and agency securities represented 23.1% of the existing Fund’s portfolio. The USD Hedged Fund is expected to be managed in a substantially similar manner, and we do not believe any additional disclosure is warranted with respect to any country, sector or industry.

7.           Comment: Please explain whether the Fund’s 80% policy includes instruments that have economic characteristics similar to the fixed income securities that are included in its 80% policy - for example, derivative instruments. If so, please state that derivatives are included in the Fund’s 80% policy here in Item 4 and state that such derivatives are valued on a mark-to-market basis either in Item 4 or Item 9.

Response: The Registrant has added the following disclosure in Item 4 of the Prospectus: “Derivative instruments are taken into account when determining compliance with the fund’s 80% investment policy.” For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1, the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its Rule 35d-1 policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13. The SEC has not provided specific guidance as to how to calculate the asset value of derivatives for purposes of Rule 35d-1 policies. However, the SEC has previously requested comment on how derivatives should be valued for a variety of purposes in Release No. 29776, “Use of Derivatives by Investment Companies Under the Investment Company Act of 1940.” In that release, the SEC requested comment as to whether notional value should be used for purposes of calculating whether a fund is diversified or concentrated in a particular industry. Based on this release, the Registrant believes that notional value is an acceptable way to value certain types of derivatives under certain circumstances, including for purposes of Rule 35d-1. For example, if the Fund invested in a long Treasury futures contract, the notional value would be used in the calculation of the 80% test. We have therefore not added the requested disclosure as it would not be accurate for certain derivatives.

8.           Comment: We note the statement that the Fund will maintain at least 80% of its net assets in US dollar currency exposure. Please clarify the meaning of this statement. For example, do you mean that under normal market conditions, at least 80% of the Fund’s assets will be invested in US dollar-denominated bonds?

Response: Under normal market conditions, the Fund’s foreign currency exposure will be hedged back to U.S. dollars, primarily through the use of currency forwards, so that the Fund’s portfolio will maintain at least 80% exposure to the U.S. dollar. In the example, you provide, if 80% of the Fund’s assets are invested in U.S. dollar-denominated bonds, the Fund would have at least 80% exposure to the U.S. dollar. However, because the Fund is a global fund that invests broadly among different countries, the Fund will ordinarily be invested in non-dollar denominated bonds as well, and will use currency forward contracts or other derivatives to hedge that exposure to the U.S. dollar. For example, if the Fund had 60% of the Fund’s assets invested in U.S. dollar-denominated bonds, 40% may be invested in non-U.S. dollar denominated bonds, and under normal market conditions, the Fund would hedge at least 20% of that non-U.S. dollar currency exposure back to the U.S. dollar, primarily through the use of currency forwards, so the Fund would have at least 80% exposure to the U.S. dollar.

9.           Comment: We note the statement that the Fund may invest up to 25% of its net assets in convertible debt securities. If the Fund invests in contingent convertible securities as a principal strategy, please clarify this fact in the principal investment strategies section, provide a description of such securities, and include appropriate risk disclosure.

Response: While the Fund may invest in convertible securities, the Fund does not invest in contingent convertible securities as a principal strategy. However, the Fund may invest in contingent convertible securities as a non-principal strategy, and accordingly, disclosure has been added to the SAI regarding this non-principal strategy.

10.         Comment: Under “Principal investment strategies,” please disclose only those derivatives in which the Fund will principally invest, the purposes for which they will be used, and a related risk factor tailored to those derivatives. Please review and revise as appropriate. Please refer to the letter from Barry Miller to the Investment Company Institute dated July 30, 2010.

Response: The Registrant confirms that it currently intends to use all of the derivative instruments listed as part of its principal investment strategy. The Registrant has taken a layered approach to its disclosure of these matters that it believes is consistent with the requirements for Form N-1A. Under “More on the fund’s investment strategies, investments and risks” the Fund (1) describes the specific types of derivatives used principally by the Fund and the Item 4 summary section provides a summary of this; (2) enumerates six different hedging and non-hedging purposes of the derivatives, which are summarized in the Item 4 section; and (3) describes the risks related to these instruments which are summarized in the Item 4 summary section. The Registrant believes that its disclosure in response to Item 4 provides a plain English summary of the “More on the fund’s investment strategies, investments and risks” section consistent with Staff guidance.

11.         Comment: Please confirm that when the Fund writes credit default swaps it will set aside liquid assets equal to the full notional amount of the credit default swap.

Response: We note the staff’s position regarding coverage of credit default swaps that the Fund writes, and the Trust confirms to the Staff that the Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters, and other published Staff interpretative materials under Section 18 of the Investment Company Act of 1940, as amended.

12.         Comment: The disclosure indicates that the Fund will normally hold a portfolio of fixed income securities of issuers located in a minimum of six countries. Investing in six countries does not, in the staff’s view, satisfy the requirements for a global fund to invest its assets in investments that are economically tied to a number of countries throughout the world. See IC

Release No. 24828, January 17, 2001 (at note 42). The Fund could include a policy that under normal market conditions, it will invest significantly (at least 40% of its assets unless market conditions are deemed unfavorable in which case, the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: We note that a memorandum to members from the Investment Company Institute dated June 4, 2012, summarizing its conversations with senior members of the Commission staff, stated that the 40% policy was not compulsory for global funds. It noted that a global fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Prospectus provides that the Fund will normally hold a portfolio of fixed income securities of issuers located in a minimum of six countries. In addition, the Prospectus provides that the Fund will invest at least 80% of its assets in developed market countries, and may also have exposure to issuers in emerging market countries. As mentioned previously in the response to Comment 6, the Fund is expected to be broadly exposed to a number of different countries. We therefore believe that the existing disclosure is sufficient.

13.         Comment: We note the statement that, although the Fund invests primarily in developed market countries, the Fund may also invest in issuers in emerging market countries. Please disclose any percentage limits on investments in emerging market countries if true.

Response: The Fund’s 80% investment policy indicates that it will invest at least 80% of its net assets in fixed income securities of issuers located in developed market countries (as defined in the Prospectus). As such, the Fund may only invest up to 20% of its net assets in issuers located in emerging market countries. We do not believe it is necessary to provide a specific limitation with respect to investments in emerging market countries since the 80% investment policy already states what percentage of the Fund’s net assets will be invested in developed market countries.

14.         Comment: The principal risks describe subordinated securities, supranational debt, and the use of certain models by the adviser. We note that each principal risk should be represented by a corresponding principal strategy that is disclosed in the principal strategies section. In particular, please specify the types of subordinated securities in which the Fund may invest. Please refer to IM Guidance Update No. 2014-08.

Response: In response to your comment, the Registrant has added a reference to supranational debt under “Principal investment strategies.” We do not believe that Form N-1A requires that each principal risk should be represented by a corresponding principal strategy. In general, a number of broad-based risks are included in the Prospectus – including Valuation risk, Redemption risk, Cybersecurity risk, and other risks that are not tied to a specific investment strategy. Although subordinated securities are referenced generally under “Credit risk” the sub-adviser has no specific strategy to invest in subordinated securities, and this risk is mentioned generally as a risk that applies to all fixed income securities. Similarly, “Model risk” broadly mentions the risks of using models, which all investment managers use to some degree. However, the Fund does not follow a specific quantitative model or pursue a model-based strategy, and therefore we have not included any reference to models under “Principal investment strategies.”

15.         Comment: Under “Market events risk,” please review the first two sentences of the second paragraph, in light of the fact that the Federal Reserve has ended its market support activities and has recently announced that it may not be raising interest rates. Please revise as appropriate.

Response: We have reviewed “Market events risk” and do not believe any revisions are appropriate at this time. We believe that the statement that “The U.S. Federal Reserve is reducing its market support activities and has begun raising interest rates” continues to be accurate. We believe that the reduction in market support activities is ongoing. In addition, the statement indicates that the Fed has begun to raise interest rates, which we believe continues to be accurate, even if there has been a pause in continued increases. In general, our practice has been to provide investors with broad disclosures about the types of risks that might affect the Fund, without naming a particular “newspaper headline” event. Such information can become quickly outdated, and be superseded by the next headline event. We therefore believe the current disclosure is accurate when read with a long-term perspective.

16.         Comment: Also under “Market events risk,” with respect to Brexit, the very last sentence states that the impact may not be fully known for some time. Please consider your disclosure regarding Brexit risk with respect to current events and the Fund’s exposure to developed countries.

Response: We have reviewed the “Market events risk” disclosure and believe it continues to be accurate, and in particular, that the impact of many of these events may not be fully known for some time.

17.         Comment: As to “Derivatives risk,” please tailor to the derivatives to be used principally by the Fund.

Response: Please see the response to Item 10 above.

18.         Comment: Please consider adding New Fund Risk.

Response: We have added the following risk factor relating to the Fund’s limited operating history: “The fund is newly or recently established and has limited operating history. There can be no assurance that the fund will grow to or maintain an economically viable size, which could result in the fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders.”

19.         Comment: Please supplementally inform the staff of the appropriate broad-based securities market index that will be used by the Fund in the performance table.

Response: The broad-based securities market index that will be used by the Fund is the FTSE World Government Bond Index (USD Hedged).

20.         Comment: Under Item 9, “Maturity and duration,” please disclose any average effective portfolio maturity expected for the Fund if known.

Response: The Prospectus currently discloses that the weighted average effective duration of the Fund’s portfolio, including derivatives, is expected to range from 1 to 10 years. The Fund’s portfolio managers manage the Fund based on weighted average effective duration, and not based on average effective portfolio maturity, and therefore no revisions to the disclosure have been made.

21.         Comment: Under “Fixed income securities,” the Item 9 disclosure indicates that the Fund may invest in various types of fixed income securities such as municipals, mortgage-backed securities including CLOs, and asset-backed securities. Please consider disclosing only those securities in which the Fund actually intends to invest as part of its principal investment strategy in Item 9. We note that Item 4 does not include many of these securities as principal investments of the Fund. As noted in Form N-1A, Item 4 should be a summary of the principal investments described in Item 9. Please move any non-principal strategies or investments out of Item 9 to another section of the Prospectus or to the SAI. Please refer to IM Guidance Update No. 2014-08.

Response: Under “Principal investment strategies,” the Fund states that it will invest at least 80% of its net assets in fixed income securities of issuers located in developed market countries. The Item 9 disclosure then provides more detail about the types of securities that are considered to be fixed income securities. We believe that this approach is consistent with Form N-1A and IM Guidance Update No. 2014-08 in that it provides summary disclosure in the summary prospectus section, with more detail included under Item 9.

22.         Comment: Under “Loans” risk, please include disclosure stating that investments in loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: We have added the disclosure as requested.

23.         Comment: Please supplementally explain if the Fund invests in covenant lite loans. If so, please include appropriate disclosure in the principal strategies section or elsewhere, and related risks.

Response: The Fund does not invest in covenant lite loans as a principal strategy. However, the Fund may invest in covenant lite loans as a non-principal strategy, and accordingly, disclosure has been added to the SAI regarding this non-principal strategy.

24.         Comment: Under “More on risks of investing in the fund,” please include the word “principal” in the caption because most of the risks appear to be principal risks. Otherwise, please identify those risks that are not principal risks.

Response: The Fund respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The Fund’s principal risks are identified under the heading “Principal risks” in Item 4, while more information on such risks, as well as additional risk information, is provided in the section titled “More on fund’s investment strategies, investments and risks” in Item 9. The Fund does not believe that dividing this section into additional subsections is required or that it would be of material benefit to investors.

25.         Comment: Under “Waivers for certain Class A and Class A2 investors,” it states that “Class A and Class A2 initial sales charges are waived for certain types of investors, including:…” Please delete the phrase “certain types of investors, including” as all waivers must be specified except those described in Item 17(d) and Item 23(b) of Form N-1A.

Response: We believe that the existing language is accurate, because some types of waivers are described elsewhere – i.e., those described in Item 17(d) and Item 23(b) which are disclosed in the SAI. We therefore have not made the requested change.

26.         Comment: Under “Waivers for certain Class A and Class A2 investors,” in the fifth bullet “Investors investing through certain Retirement Plans” – please delete the word “certain” or define the retirement plans that you are referring to.

Response: The Retirement Plans are defined under the section heading “Retirement Plans.” We therefore believe the relevant plans are appropriately defined.

27.         Comment: Under “Contingent deferred sales charge waivers,” please delete the word “generally” in the first sentence under the caption.

Response: We believe that the use of the word “generally” is appropriate here because, as noted in the sentence immediately below, the investor or the investor’s Service Agent must let the Fund know at the time that the investor redeems shares that the investor qualifies for such a waiver, and if the investor does not provide this information, the contingent deferred sales charge will not be waived.

28.         Comment: Under “Contingent deferred sales charge waivers,” in the second bullet point “On certain distributions from a retirement plan” – Please specify the distributions to which you refer.

Response: The types of distributions contemplated by the term “certain distributions from a Retirement Plan” include required minimum distributions when an individual reaches age 70 1⁄2 and tax free refunds of excess contributions. The Fund understands that Form N-1A contemplates layered disclosure with respect to sales charge waivers, and Item 12(a)(2) states that a Fund may indicate, if applicable, that additional information is available in the SAI. The Fund believes that the general reference to certain retirement distributions is more appropriate in the Prospectus, with the additional details regarding contingent deferred sales charge waivers on required minimum distributions at age 70 1⁄2 and on refunds of excess contributions being available in the SAI. We believe that the existing language appropriately identifies the class of individuals or transactions to which the arrangements apply in accordance with Item 12(a)(2).

29.         Comment: Under “Class C shares – Retirement Plans” in the second paragraph it references “Certain retirement programs with exchange features…” – Please specify the programs to which you refer or delete.

Response: The complete sentence reads as follows: “Certain Retirement Plan programs with exchange features in effect prior to November 20, 2006, as approved by LMIS remain eligible for exchange from Class C shares to Class A shares in accordance with the program terms.” We believe that the disclosure adequately identifies the retirement programs covered – i.e., those programs with exchange features in effect prior to November 20, 2006 that were approved by LMIS. The Statement of Additional Information provides further information about these programs under “Grandfathered Retirement Program with Exchange Features.” Therefore, we have not added any additional disclosure.

30.         Comment: Under “Fundamental Investment Policies” in “Concentration,” in the last line – After the term “or securities of municipal issuers” please insert a parenthetical carve out stating “(excluding private activity municipal securities backed principally by the assets and revenues of non-governmental issuers).”

Response: Investment Company Act Release No. 9785 (May 31, 1977) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. However, we do not believe that any change to the Fund’s fundamental concentration policy is necessary, as it references “municipal issuers” which term would encompass an issuer that is a government or political subdivision of a governmental issuer, consistent with staff guidance.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger